July 18, 2006

Mail Stop 4561

Mr. John S. Baumann, Esq.
Public Storage, Inc.
701 Western Avenue
Gendale, California   91201-2349

> **Re: Public Storage, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed on June 20, 2006**
> **File No. 333-133438**
>
> **Public Storage, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed February 16, 2006**
> **File No. 001-08389**

Dear Mr. Baumann:

        We reviewed your response letter dated July 12, 2006 and have the following additional comments. Please be as detailed as necessary in your response to this letter. After reviewing this information, we may raise additional comments.

        In your July 12, 2006 letter you have represented that the $165 million management contract intangible asset actually represented the estimated value of acquiring the entire management company in November 1995, which consisted of a number of assets including the management contracts, the "Public Storage" brand name, the workforce in place, and the infrastructure of the management company. These additional assets outlined in your July 12, 2006 letter, other than the brand name, do not qualify for separate recognition apart from goodwill.

        In your response to this letter, we ask that you demonstrate that the amount that should have been allocated to goodwill under APB 16 is not material and determine, based on some reasonable allocation, the amount that should have been allocated to goodwill upon adoption of SFAS 141 and 142 and calculate the amortization that should not have been taken in each historical period. In this regard, please provide us with a materiality assessment of the error to determine if a correction to your historical financial statements is necessary. In addition, please tell us how you would allocate the goodwill among your reporting units and how you would assess the goodwill for impairment. Alternatively, please provide an accounting argument for why APB 16's requirement to calculate goodwill was not applicable to this business and why the intangibles and goodwill should not have been separated upon adoption of SFAS 141 and 142 when paragraph 61(a) of SFAS 141 requires that all intangible assets that do not meet the criteria for separate recognition be reclassified as goodwill.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jessica Barberich at (202) 551-3782 or Joshua Forgione, Assistant Chief Accountant, at (202) 551-3431 if you have questions regarding these comments on the financial statements and related matters. Please contact Jennifer Gowetski at (202) 551-3401 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel